                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D. C.  20549


                             FORM 11-K



(Mark One)

     [X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
	For the fiscal year ended December 31, 1997


                                  OR


     [ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
	For the transition period from ________ to ________


Commission file number 1-905




     A.	Full title of the plan and the address of the plan,
	if different from that of the issuer named below:



                 PP&L EMPLOYEE STOCK OWNERSHIP PLAN



     B.	Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office:



                          PP&L RESOURCES, INC.
                         TWO NORTH NINTH STREET
                   ALLENTOWN, PENNSYLVANIA  18101-1179

                             Thirty South Seventeenth Street
                             Philadelphia, PA  19103-4094
                             Telephone (215) 575-5000

Price Waterhouse LLP                     (logo appears here)

                Report of Independent Accountants

June 4, 1998

To the Employee Benefit Plan Board of
PP&L, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PP&L Employee Stock Ownership Plan (the Plan) at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1997 and of reportable transactions for the year ended December 31, 1997 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules as of and for the year ended December 31, 1997 have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(Price Waterhouse signature)

PP&L EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1997 AND 1996
                      ASSETS                                1997                1996
INVESTMENT - Common stock of PP&L Resources,
  Inc. at fair value...................................  $142,609,547        $135,511,147

DIVIDENDS RECEIVABLE...................................     2,370,396           2,349,668
                                                          144,979,943         137,860,815


                   LIABILITIES

DIVIDENDS PAYABLE TO PARTICIPANTS..........                 2,370,396           2,349,668
NET ASSETS AVAILABLE FOR BENEFITS
  (100% VESTED)........................................  $142,609,547        $135,511,147





















See accompanying notes to financial statements.

PP&L EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                                          1997              1996
INCREASES:
  Employer contributions.............................    $6,796,970        $6,742,961
  Dividend income....................................     9,604,431         9,516,873
  Net appreciation of investment.....................     5,265,820

      Total increases................................    21,667,221        16,259,834


DECREASES:
  Dividend distributions to participants.............     9,604,431         9,516,873
  Distributions of stock and cash to active
    and terminated participants......................     4,964,390         5,076,878
  Net depreciation of investment....................................       12,440,636

      Total decreases................................    14,568,821        27,034,387


NET INCREASE(DECREASE) ..............................     7,098,400       (10,774,553)

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR..................................   135,511,147       146,285,700
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR........................................  $142,609,547      $135,511,147









See accompanying notes to financial statements.

                    PP&L EMPLOYEE STOCK OWNERSHIP PLAN

                       NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

	The PP&L Employee Stock Ownership Plan ((Plan) formerly known as the Pennsylvania Power & Light Company Employee Stock Ownership Plan) was adopted effective January 1, 1975 and most recently amended and restated effective January 1, 1998. Amounts contributed to the Plan are used to purchase shares of common stock of PP&L Resources, Inc. (Resources), the parent holding company of PP&L, Inc. (PP&L), for employees.

	The Plan requires that dividends on shares credited to participants' accounts be paid in cash. Under existing income tax laws, PP&L or Resources is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings
(dividend-based contribution) to the Plan. The dividend-based contribution is used to buy shares of Resources' common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes.

	Substantially all full-time employees of PP&L who have completed one year of service are eligible to participate in the Plan. All amounts contributed to the Plan are invested in shares of common stock of Resources. The shares of common stock purchased with the dividend-based contribution are allocated to participants' accounts, 75% on the basis of shares held in a participant's account and 25% on the basis of the participant's compensation.

	The shares of common stock allocated to a participant's account may not exceed the maximum permitted by law. All shares of common stock credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee.
Stock certificates representing shares in the Plan are held by the Trustee.

	Participants may elect to withdraw from their accounts common stock which has been allocated with respect to a Plan year ending at least
84 months prior to the end of the Plan year in which the election is made. Participants so electing may receive cash or stock certificates for the number of whole shares, cash for any fractional shares available for withdrawal or may make a rollover to a qualified plan.

	Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw a limited number of shares added to their accounts after December 31, 1986. For the first five years after meeting the requirement participants may withdraw up to an aggregate of 25% of such shares. In the sixth year qualified participants may withdraw up to an aggregate of 50% of such shares.

	Upon termination of service with PP&L, participants are entitled to receive cash or stock certificates for the number of whole shares, cash for any fractional shares allocated to them or may make a rollover to a qualified plan. Participants who terminate service with PP&L and whose account balance exceeds $3,500 may defer distribution of the shares of stock in the account until the earlier of age 65 or death. Participants who terminate service with PP&L on or after age
55 may defer distribution of the shares of stock in the account up to April 1 of the year following the year in which the participant attains the age of 70-1/2.

	A 10% federal excise tax is applicable to withdrawals from the Plan made, generally, before a participant reaches age 59-1/2.

	Resources has reserved the right to amend or terminate the Plan at any time by or pursuant to action of its Board of Directors. Upon termination of the Plan a procedure for distribution of all shares to participants would be established.

	The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

2.	SIGNIFICANT ACCOUNTING POLICIES
     A.	The Plan's common stock investment is stated at fair value.  Fair value is the quoted market price of Resources' common stock.
Realized gains and losses 	from the sale or distribution of stock
by the Trustee are based on the average cost of common stock held at the time of sale.

     B.	Dividend income and dividend distributions to participants are recorded on dividend record dates.

     C.	Distributions of stock and cash to terminated participants not electing to defer distributions are recorded in the Plan year during which service is terminated. Otherwise, such distributions are recorded as stock certificates are issued and cash is paid.

     D.	Distributions of stock and cash to active participants electing to withdraw eligible shares are recorded in the Plan year in which elections are received.

     E.	As of December 31, 1997 and 1996, net assets available for
benefits did not include any benefits due to participants who have withdrawn from participation in the Plan.

3.	ADMINISTRATION
	The Plan is administered by an Employee Benefit Plan Board (Board), composed of certain PP&L officers, appointed by the Board of Directors of PP&L. The Board of Directors of PP&L has appointed Mellon Bank as Trustee of the Plan.

	Expenses incurred in the administration of the Plan are paid by PP&L and the facilities of PP&L are used by the Plan at no charge.

4.	TAX STATUS
	In 1995, the Internal Revenue Service (IRS) issued a determination letter that the Plan, as amended through December 20, 1994, continues to be qualified under Section 401(a) of the Internal Revenue Code as a stock bonus plan and constitutes an employee stock ownership plan under Section 409 of the Internal Revenue Code.

	Under present Federal income tax laws and regulations, a qualified plan is not taxed on contributions received from Resources or participants, on dividend income, on realized gains from the sale of stock or on any unrealized appreciation of investments. A participant in a qualified plan is not subject to Federal income tax on amounts contributed by Resources until that participant receives a distribution from the plan.

PP&L EMPLOYEE STOCK OWNERSHIP PLAN
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

  Identity of Issue,
   Borrower, Lessor,                                           Current
   or Similar Party         Description of Investment           Value           Cost
PP&L Resources, Inc.    Common Stock - $0.01 par value       $142,609,547    $104,374,253





































PP&L EMPLOYEE STOCK OWNERSHIP PLAN
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997

SERIES OF TRANSACTIONS, INVOLVING SECURITIES OF THE SAME ISSUE, IN EXCESS OF 5% OF THE CURRENT
VALUE OF NET ASSETS AVAILABLE FOR BENEFITS AT THE BEGINNING OF THE PLAN YEAR

                                                                                           CURRENT
                                                                                           VALUE OF
       IDENTITY OF                                   TOTAL        TOTAL                    ASSET ON       NET
          PARTY                                     PURCHASE     SELLING      COST OF    TRANSACTION      GAIN
        INVOLVED           DESCRIPTION OF ASSET      PRICE        PRICE        ASSET         DATE        (LOSS)
The Employee Benefit      PP&L Resources, Inc.
Plan Board of PP&L, Inc.     Common Stock:
as Administrator for      Purchase of 296,649
the PP&L Employee           shares                 $6,796,970                             $6,796,970
Stock Ownership Plan
                          Sale of 143,978 shares                $3,067,552   $2,213,086   $3,067,552     $854,466














                          SIGNATURE


	Pursuant to the requirements of the Securities Exchange
Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       PP&L Employee Stock Ownership Plan




                       By:       /s/ John M. Chappelear
                                 John M. Chappelear
                       Chairman, Employee Benefit Plan Board
                                     PP&L, Inc.




Dated:  June 22, 1998